# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: abrdn National Municipal Income Fund, CIK 0000895574
CUSIP: 24610T603
Title of class of securities: MUNI-MULTIMODE PREFERRED SHARES
Address of issuer's principal executive offices: C/O ABRDN, 1900 MARKET STREET, SUITE 200, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 07/15/2025
Amends the filing with accession number 0001089355-25-000034
Filed by CIK 0001344146
Persons authorized to receive notices and communications: Toronto-Dominion Investments,, 1 Vanderbilt Avenue, New York, New York (NY), 10017, (212) 827-7488

## Reporting persons
- TORONTO DOMINION INVESTMENTS, INC. (CIK 0001344146): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 990; sole dispositive power 0; shared dispositive power 990; aggregate amount beneficially owned 990 (100% of the class)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC. (CIK 0000744464): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 990; sole dispositive power 0; shared dispositive power 990; aggregate amount beneficially owned 990 (100% of the class)
- TD GROUP US HOLDINGS LLC (CIK 0001710914): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 990; sole dispositive power 0; shared dispositive power 990; aggregate amount beneficially owned 990 (100% of the class)
- THE TORONTO-DOMINION BANK (CIK 0000947263): type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 990; sole dispositive power 0; shared dispositive power 990; aggregate amount beneficially owned 990 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: MUNI-MULTIMODE PREFERRED SHARES
Name of issuer: abrdn National Municipal Income Fund
Address of issuer's principal executive offices: C/O ABRDN, 1900 MARKET STREET, SUITE 200, PHILADELPHIA, Pennsylvania (PA), 19103
Comment:
This Amendment No. 4 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated May 3, 2019 and filed with the SEC on May 6, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated February 11, 2022 and filed with the SEC on August 22, 2022 ("Amendment No. 1"), as further amended by Amendment No. 2 dated December 20, 2022 and filed with the SEC on December 22, 2022 ("Amendment No. 2"), as further amended by Amendment No. 3 dated April 18, 2025 ("Amendment No. 3"), for Toronto Dominion Investments, Inc. ("TDI"), Toronto Dominion Holdings (U.S.A.), Inc. ("TDH"), TD Group US Holdings LLC ("TD GUS"), and The Toronto-Dominion Bank ("TD Bank") (collectively, the "Reporting Persons") with respect to Series 2049 (CUSIP No. 24610T603), Series 2049-2 (CUSIP No. 24610T702), and Series 2049-3 (CUSIP No. 24610T801) Muni-MultiMode Preferred Shares ("MMP Shares") of abrdn National Municipal Income Fund (f/k/a DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND) (the "Issuer"). The Series 2049 MMP Shares (CUSIP No. 24610T603) were redeemed in 2022 as reported in Amendment No. 2 to the Schedule 13D. The remaining Series 2049-2 (CUSIP No. 24610T702) and Series 2049-3 (CUSIP No. 24610T801) MMP Shares are covered by this filing.
This Amendment is being filed in relation to the Consent and Waiver in Connection with the Statement Establishing And Fixing The Rights And Preferences concerning Series 2049-2 (CUSIP No. 24610T702) MMP Shares and Consent and Waiver in Connection with the Statement Establishing And Fixing The Rights And Preferences concerning Series 2049-3 (CUSIP No. 24610T801) MMP Shares, dated July 15, 2025, entered into pursuant to the terms of the governing documents of the MMP Shares of the Issuer (the "Waivers").

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

"The Waivers, dated as of July 15, 2025, have been entered into between the Issuer and TDI to waive certain of the Issuer's obligations with respect to the Asset Coverage level and Effective Leverage Ratio as defined in the Issuer's Statements Establishing And Fixing The Rights And Preferences Of Series 2049-2 and Series 2049-3 Muni-MultiMode Preferred Shares for the period beginning on and including July 15, 2025 and continuing to and including October 15, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3 thereto and the insertion of the following exhibits:

Exhibit Description of Exhibit

99.1 Joint Filing Agreement
99.2 Certificate for TD
99.3 Secretary's Certificate for TD GUS
99.8 Consent and Waiver in Connection with the Statement Establishing And Fixing The Rights And Preferences of Series 2049-2 Muni-MultiMode Preferred Shares, dated July 15, 2025
99.9 Consent and Waiver in Connection with the Statement Establishing And Fixing The Rights And Preferences of Series 2049-3 Muni-MultiMode Preferred Shares, dated July 15, 2025

## Signatures
- TORONTO DOMINION INVESTMENTS, INC.: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (07/17/2025)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC.: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (07/17/2025)
- TD GROUP US HOLDINGS LLC: /s/ Salma Salman, Salma Salman/Senior Vice President and Chief Financial Officer TD AMCB (07/17/2025)
- THE TORONTO-DOMINION BANK: /s/ Christina Petrou, Christina Petrou/Vice President (07/17/2025)